SEC FILE NUMBER 001-14862
CUSIP NUMBER 105532105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):     ☐ Form 10-K    ☒   Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form 10-D
                        ☐  Form N-SAR          ☐  Form N-CSR

For Period Ended:        December 31, 2016

☐      Transition Report on Form 10-K

☐      Transition Report on Form 20-F

☐      Transition Report on Form 11-K

☐      Transition Report on Form 10-Q

☐      Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION

         Braskem S.A.
Full Name of Registrant

          N/A
Former Name if Applicable

         Rua Lemos Monteiro, 120 - 24° andar
Address of Principal Executive Office (Street and Number)

        Butantã, São Paulo—SP, Brazil  05501-050
City, State and Zip Code

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) 1

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As set forth in the Form 6-Ks disclosed on December 14, 2016 and December 21, 2016, Braskem (“the Company”) entered into a global settlement (the “Global Settlement”) with Ministério Público Federal (“MPF”), the U.S. Department of Justice (“DoJ”), the U.S. Securities and Exchange Commission (“SEC”) and the Swiss Office of the Attorney General that comprises all of the facts involving the Company in connection with Operation Car Wash.

As a result of the issues relating to the aforementioned matter, the Company has been conducting additional procedures and analysis on its internal process and controls to be able to file its Annual Report on Form 20-F for the period ended December 31, 2016.

The Company is presently uncertain as to the date by which such analysis will be concluded and therefore when the audited financial statements  will be available for filing with the SEC.   However, it is expected that it will not occur by May 16, 2017 (the extended deadline for filing). The Company is continuing to use its best efforts to conclude the referred analysis as soon as possible.   As of the filing of this Form, the Company has concluded that while there will be changes, such changes are not material   compared to the unaudited financial information disclosed to the public markets on February 22, 2017 and submitted on Form 6-K. However, there could be further changes to the financial information that could be material.

PART IV ─ OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

         Pedro van Langendonck Teixeira de Freitas       011-55-11                                                  3576-9000

                                     (Name)                                             (Area Code)                                        (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).                                                                  Yes ☒   No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                                                    Yes ☒  No ☐

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Certain changes in our results of operations from the corresponding period for the last fiscal year are reflected in the Company’s unaudited financial information as of and for the year ended December 31, 2016 that was furnished to the Commission on Form 6-K on February 22, 2017.

                                                        Braskem S.A.

                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   May 2, 2017                                   By:               /s/ Pedro van Langendonck Teixeira de Freitas

                                                                                          Name: Pedro van Langendonck Teixeira de Freitas

                                                                                          Title:   Chief Financial Officer

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